

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2020

Jonathan Ramsden
Chief Financial Officer
BIG LOTS INC
4900 E. Dublin-Granville Road
Columbus, Ohio 43081

> **Re: BIG LOTS INC**
> **Form 10-K for the Fiscal Year Ended February 1, 2020**
> **Filed March 31, 2020**
> **File No. 1-08897**

Dear Mr. Ramsden:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　Office of Trade & Services